KRANJAC MANUALI & VISKOVIC LLP
ATTORNEYS AT LAW

THOMAS R. MARSHALL
COUNSEL
(646) 512-5852
TMARSHALL@KMVLLP.COM

January 9, 2009

Ms. Peggy Fisher
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attention: Tom Jones, Examiner

Re:	Fortified Holdings Corp.
PRE14C
File No. 0-51936
Response to Comment Letter dated December 22, 2008

Dear Mr. Jones:

     On behalf of Fortified Holdings Corp. (the “Company”), we hereby submit a marked version of Schedule 14C which has been revised in response to the comments contained in the above referenced Comment Letter. The following responses are referenced to the item number of such letter.

Item 1. As we discussed briefly, this Information Statement is being filed and distributed to our stockholders in connection with the majority written approval of the sale of the Company’s operating subsidiary, Fortified Data Communications, Inc. (“FDC”), which constitutes substantially all of its assets. As such a presentation of historical pro-forma financials reflecting the sale of FDC was deemed appropriate.

The Company is in ongoing discussions with Grand Investigative Services Corporation (“GISS”) to enter into a reverse merger transaction. The Company entered into a non-binding letter of intent with GISS on October 2, 2009 (the “GISS Letter of Intent”) and negotiations of definitive agreements are ongoing. One of the key requirements to complete a merger with GISS, or in the Company’s view any other prospective merger with another party, is to transfer our FDC (which

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SEC

January 9, 2009

constitutes all of the operating assets of the Company). To expedite that process, the Company deemed it advisable to seek separate stockholder approvals of the sale of FDC and an eventual merger, if any. Once a merger agreement is definitively reached with GISS or another party, the Company will then seek the approval of the then stockholders at a meeting or by consent.

Item 2.         As discussed above, the stockholders must approve any merger with GISS or any other party. Additional disclosure has been included in the heading Background, beginning on page 7 in response to the other comments.

Item 3.         A description of material terms has been inserted under the heading Assets to be Sold, beginning on page 9.

Item 4.         Revisions have been made to the introductory paragraph as requested.

Item 5.         Footnotes describing the adjustments have been included in the Pro-forma Financials.

     Please feel free to contact me at 646 512 5852. Thank you for your consideration with this matter.

Sincerely,

/s/ Thomas R. Marshall

Thomas R. Marshall